U.S. SECURITIES AND EXCHANGE COMMISSION

                          Washington, D.C. 20549


                               SCHEDULE 13D

                                 Amendment



                      Delta-Omega Technologies, Inc.
                             (Name of Issuer)


                       $.001 Par Value Common Stock
                      (Title of Class of Securities)

                                  247782
                              (Cusip Number)

       Richard A. Brown, P.O. Box 8706, Longboat Key, Florida
34228
                              (212) 421-0001

               Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications



          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [  ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 247782

1.   Name of Reporting Persons S.S. or I.R.S. Identification
     Numbers of Above persons:

     Richard A. Brown
     ###-##-####

2.   Check the appropriate box if a Member of a Group
     (See Instructions)

     a.  X
     b.

3.   SEC Use Only:


4.   Source of Funds (See Instructions)

     PF

5.   Check if Disclosure of Legal Proceedings is Required
     Pursuant to Items 2(d) or 2(e):


6.   Citizenship or Place of Organization:

     United States of America


Number of Shares Beneficially Owned by Each Reporting Persons
With:

7.   Sole Voting Power:

     742,678

8.   Shared Voting Power:

     11,666

9.   Sole Dispositive Power:

     742,678

10.  Shared Dispositive Power:

     11,666

11.  Aggregate Amount Beneficially Owned by each Reporting
     Person:

     754,344

12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions):

13.  Percent of Class Represented by Amount in Row (11):

     5.95%

14.  Type of Reporting Person (See Instructions):

     IN


Item 1.  Security and Issuer

     This statement relates to the $.001 par value common stock of Delta-Omega Technologies, Inc., the Issuer, whose address and principal offices are located at 119 Ida Road, Broussard, Louisiana 70518.

Item 2.  Identity and Background

     (a)  Richard A. Brown

     (b)  Business address:  110 E. 59th Street, New York, New
York 10020.

     (c) Chairman of Oxigene, Inc. at the address listed in (b) above.

     (d) The filing person has not been convicted in any criminal proceeding during the last five (5) years.

     (e) The filing person has not been a party to any civil proceeding, of a judicial or administrative body of competent jurisdiction, which resulted in a judgment or decree, or final order enjoining him from future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or which found any violation with respect to such laws.

     (f)  The United States.

Item 3.  Source and Amount of Funds or Other Consideration

     All shares presently owned by the filing person were either purchased for cash, or granted to him as bonus shares pursuant to the Management Incentive Stock Option Pool.

Item 4.  Purpose of Transaction

     Investment.

Item 5.  Interest in Securities of the Issuer

     (a)  754,344 including 11,666 shares owned in partnership.
These shares total a total of 5.95% as calculated pursuant to
Section 13.

     (b)  Same as in subparagraph (a) above.

     (c) The reporting group has not engaged in any transaction in the same class of securities within the past 60 days.

     (d)  N/A

     (e)  N/A

Item 6. Contract, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     N/A

Item 7.  Material to be Filed as Exhibits

     N/A




                                SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  August 9, 1996              By: /s/ Richard A. Brown
                                   Richard A. Brown